UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1, 99.2 and 101 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Registrant with the SEC on December 3, 2012 and September 3, 2013, respectively, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

     On August 7, 2014, Stratasys Ltd., or Stratasys, released its financial results for the three and six months ended June 30, 2014.

     Attached hereto as Exhibit 99.1 are the unaudited, condensed consolidated financial statements of Stratasys for the three and six months ended June 30, 2014 and 2013 (including the notes thereto) (the “Q2 2014 Financial Statements”).

     Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the three and six months ended June 30, 2014 and 2013, including the following:

(i)	Operating and Financial Review and Prospects
(ii)	Quantitative and Qualitative Disclosures About Market Risk
(iii)	Legal Proceedings Update

     Attached hereto as Exhibit 99.3 are updated Risk Factors that relate to Stratasys and an investment in Stratasys' ordinary shares.

     Attached hereto as Exhibit 101 are the Q2 2014 Financial Statements, formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit Number	Document Description
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

     The XBRL related information in Exhibit 101 to this Form 6-K shall not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: August 7, 2014	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer